# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 02/21/2025
Amends the filing with accession number 0001104659-23-008105
Filed by CIK 0001271775
Persons authorized to receive notices and communications: Brent Winn, PO Box 8436, Richmond, Virginia (VA), 23226, 804-338-708

## Reporting persons
- Francis P. Kavanaugh (CIK 0001271775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 236,000; shared voting power 0; sole dispositive power 236,000; shared dispositive power 0; aggregate amount beneficially owned 236,000 (17.3% of the class)
  Comment: This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D initially filed on January 31, 2023 by Francis P. Kavanaugh, as amended by that certain Amendment No. 1 to Schedule 13D filed on June 21, 2023, that certain Amendment No. 2 to Schedule 13D filed on June 27, 2023, and that certain Amendment No. 3 to Schedule 13D filed on January 27, 2025 (collectively, the "Schedule 13D").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Medalist Diversified REIT, Inc.
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by Francis P. Kavanaugh (the "Reporting Person").
Residence or business address: The principal business address for the Reporting Person is 107 Via Florence, Newport Beach, CA 92663.
Present principal occupation or employment: The principal business of the Reporting Person is President and Chief Executive Officer of Medalist Diversified REIT, Inc. engaged in the investment and management of commercial real estate with a mailing address of P. O. Box 8436, Richmond, VA 23226.
Criminal convictions in the last five years: During the last five years, the Reporting person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)? or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, the reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d), above
Citizenship: The Reporting Person is a citizen of the United States.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by deleting the second and fourth paragraphs under the heading Operating Partnership Units and replacing them with the following:

As of the date hereof, BET Trust Dated March 11, 1999 ("BET Trust"), of which the Reporting Person is a trustee, directly holds 669,896 OP Units (the "BET Trust OP Units"). 209,600 of the BET Trust OP Units were acquired in a private placement in exchange for the contribution of the Buffalo Wild Wings Property to the Operating Partnership pursuant to that certain Contribution Agreement, dated as of December 14, 2024, by and between CWS BET Seattle, L.P., a Delaware limited liability company whose general partner is BET Trust ("CWS BET"), and the Operating Partnership (the "BWW Contribution Agreement"), as assigned by the Operating Partnership to MDR Bowling Green, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Operating Partnership ("MDR Bowling Green"), by that certain Assignment and Assumption of Contribution Agreement, dated as of January 22, 2025, by and between the Operating Partnership and MDR Bowling Green (the "BWW Assignment Agreement"), and as amended by that certain First Amendment to Contribution Agreement, dated as of dated as of January 24, 2025, by and between CWS BET and MDR Bowling Green (the "BWW First Amendment"). The rights to receive the OP Units were assigned by CWS BET to BET Trust by that certain Assignment of Right to Issuance of Operating Partnership Units, dated as of January 24, 2025, by and between CWS BET and BET Trust (the "BWW OP Unit Assignment Agreement"). 208,696 of the BET Trust OP Units were originally held by RMP 3535 N Central Ave, LLC ("RMP 3535"), of which the Reporting Person is the managing director, and were acquired in a private placement as consideration for the sale of a certain tract of real property (the "RMP 3535 Sale") pursuant to that certain Purchase and Sale Agreement, dated as of February 15, 2024, by and between the Operating Partnership and RMP 3535 (the "Purchase and Sale Agreement"). The ownership of these OP Units was assigned by RMP 3535 to BET Trust by that certain Assignment of Operating Partnership Units agreement, dated as of January 24, 2025, by and between RMP 3535 and BET Trust (the "RMP 3535 Assignment Agreement"). 251,600 of the BET Trust OP Units were acquired in a private placement in exchange for the contribution of the Dan Tibbs Road Property to the Operating Partnership pursuant to that certain Contribution Agreement, dated as of December 14, 2024, by and between Dionysus Investments, LLC, a California limited liability company, of which the Reporting Person is the [sole member] [manager] ("Dionysus"), and the Operating Partnership (the "Dan Tibbs Road Contribution Agreement"), as assigned by the Operating Partnership to MDR Dan Tibbs Road, LLC, a Virginia limited liability company and wholly-owned subsidiary of the Operating Partnership ("MDR Dan Tibbs Road"), by that certain Assignment and Assumption of Contribution Agreement, dated as of March 21, 2025, by and between the Operating Partnership and MDR Dan Tibbs Road (the "Dan Tibbs Road Assignment Agreement"), and as amended by that certain First Amendment to Contribution Agreement, dated as of dated as of March 21, 2025, by and between Dionysus and MDR Dan Tibbs Road (the "Dan Tibbs Road First Amendment"). The rights to receive the OP Units were assigned by Dionysus to BET Trust by that certain Assignment of Right to Issuance of Operating Partnership Units, dated as of March 21, 2025, by and between Dionysus and BET Trust (the "Dan Tibbs Road OP Unit Assignment Agreement"). Ownership of OP Units does not constitute beneficial ownership of Shares under Rule 13d-3 under the Act because pursuant to the terms of the Limited Partnership Agreement, the holders of OP Units do not have the right to require the Operating Partnership, as the issuer of the OP Units, to redeem their OP Units for Shares. In addition, pursuant to the terms of the Subscription Agreement, dated as of March 27, 2024, by and between the Operating Partnership and RMP 3535, entered into in connection with the RMP 3535 Sale, the BWW Contribution Agreement, and the Dan Tibbs Road Contribution Agreement, BET Trust may not redeem the OP Units for Shares, unless such redemption is approved by a majority of the votes cast on the matter at a meeting of stockholders of the Issuer or by written consent of the stockholders of the Issuer in lieu of a special meeting to the extent permitted by applicable federal and state law. BET Trust disclaims beneficial ownership of the Shares that may be issuable upon exchange of the OP Units.

The foregoing descriptions of each of the Subscription Agreement, the Limited Partnership Agreement, the BWW Contribution Agreement, the BWW Assignment Agreement, the BWW First Amendment, the BWW OP Unit Assignment Agreement, the Purchase and Sale Agreement, the RMP 3535 Assignment Agreement, the Dan Tibbs Road Contribution Agreement, the Dan Tibbs Road Assignment Agreement, the Dan Tibbs Road First Amendment, and the Dan Tibbs Road OP Unit Assignment Agreement are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

1. Contribution Agreement, dated as of December 14, 2024, by and between Medalist Diversified Holdings, L.P. and Dionysus Investments, LLC (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 17, 2024, and incorporated herein by reference)
2. Assignment and Assumption of Contribution Agreement, dated as of March 21 , 2025, by and between Medalist Diversified Holdings, L.P. and MDR Dan Tibbs Road, LLC (filed herewith)
3. First Amendment to Contribution Agreement, dated as of March 21, 2025, by and between Dionysus Investments, LLC and MDR Dan Tibbs Road, LLC (filed herewith)
4. Assignment of Right to Issuance of Operating Partnership Units, dated as of March 21, 2025, by and between Dionysus Investments, LLC and BET Trust Dated March 11, 1999 (filed herewith)

## Signatures
- Francis P. Kavanaugh: /s/ Francis P. Kavanaugh, Francis P. Kavanaugh (02/25/2025)